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Final Transcript

Conference Call Transcript

DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Event Date/Time: Mar 18, 2011 / 12:30PM GMT

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

C O R P O R A T E P A R T I C I P A N T S

Kathleen Valentine
Quest Diagnostics Incorporated - Director, IR

Surya Mohapatra
Quest Diagnostics Incorporated - Chairman, CEO

Kathy Ordonez
Celera Corporation - CEO

Bob Hagemann
Quest Diagnostics Incorporated - SVP, CFO

C O N F E R E N C E C A L L P A R T I C I P A N T S

Bill Quirk
Piper Jaffray - Analyst

Tom Gallucci
Lazard Capital Markets - Analyst

Adam Feinstein
Barclays Capital - Analyst

Ashim Anand
Natixis Bleichroeder - Analyst

Kevin Ellich
Collins Stewart - Analyst

Anthony Vendetti
Maxim Group - Analyst

Kemp Dolliver
Avondale Partners - Analyst

Amanda Murphy
William Blair &Company - Analyst

Ricky Goldwasser
Morgan Stanley - Analyst

Bill Bonello
RBC Capital Markets - Analyst

Robert Willoughby
BofA Merrill Lynch - Analyst

P R E S E N T A T I O N

Operator

Welcome to the Quest Diagnostics and Celera investor conference call. At the request of the Companies, this call is being recorded. The entire contents of the call, including the presentation and question-and-answer session that will follow, are the copyrighted property of Quest Diagnostics and Celera with all rights reserved. Any redistribution, retransmission or rebroadcast of this call in any form without the express written consent of Quest Diagnostics and Celera is strictly prohibited.

Now I’d like to introduce Kathleen Valentine, Director of Investor Relations for Quest Diagnostics. Go ahead, please.

Kathleen Valentine - Quest Diagnostics Incorporated - Director, IR

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Thank you and good morning. I am here with Surya Mohapatra, our Chairman and Chief Executive Officer and Bob Hagemann, our Chief Financial Officer. Also joining us from California are Kathy Ordonez, Chief Executive Officer of Celera, as well as David Speechly, Celera’s Head of Investor Relations.

After we provide a very brief overview of the transaction, we will be pleased to take your questions. We will not be addressing questions about Celera’s financial results which were reported earlier this morning.

During this call, we may make forward-looking statements with respect to both Quest Diagnostics and Celera. Actual results may differ materially from those projected. Risks and uncertainties that may affect future results include, but are not limited to, those described in the press release that the Companies issued this morning announcing that Quest Diagnostics has agreed to acquire Celera, and in each company’s 2010 Annual Report on Form 10-K and Current Reports on Form 8-K.

In connection with the tender offer that Quest Diagnostics will commence, Quest Diagnostics will cause a subsidiary to file with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents.

Following the commencement of the tender offer, Celera will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9. You are strongly advised to read these documents carefully, because they will contain important information. Those materials and all other documents filed by Quest Diagnostics and Celera with the SEC will be available at no charge on the SEC’s website at www.sec.gov.

Also, as you know, our ability to respond to certain inquiries from investors and analysts in nonpublic forums is limited, so we invite you to ask all questions of a material nature on this call.

Now here is Surya Mohapatra.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Thank you, Kathleen, and thanks, everyone, for joining us on such short notice to discuss our proposed acquisition of Celera.

For Quest Diagnostics, this is an important transaction which will further strengthen our leadership position in molecular diagnostics discovery and development. It will be a catalyst for future earnings and revenue growth, and comes at an attractive value.

We are excited about joining together with Celera for three reasons. First, this transaction advances our strategy to be the leading innovator and provider of esoteric and gene-based testing for cancer, cardiovascular disease, infectious disease and neurological disorders.

As I am sure you are all aware, Celera is one of the world’s pioneers in genetic diagnostics discovery and development. Celera was founded to sequence the human genome and identify links between genetic variations and disease states.

Celera has generated a portfolio of proprietary genomic biomarkers for numerous key clinical needs across the disease spectrum, and has about 100 issued or pending patents. Among the more promising biomarkers are LPA, 9p21, KIF6, CYP2C19.

In addition to cardiovascular disease, Celera’s pipeline also covers breast and lung cancer, stroke, deep-vein thrombosis and neurological disorders and is expected to produce significant value. We will also gain immediate access to an impressive range of proprietary tests and products, and a strong pipeline of biomarkers for the future.

Second, Berkeley HeartLab’s unique test offering and specialized sales force enhances our leading position in gene-based and esoteric cardiovascular testing. Cardiovascular disease is the number one cause of death in the United States and is responsible for the highest amount of health care spending. Berkeley HeartLab’s proprietary cardiovascular tests are sold through its specialized sales force and supported by clinical educators who provide patient disease management services.

Third, Celera’s products business, which generates more than $30 million of annual revenue, significantly expands our IVD products and development capability. Celera is a leading provider of molecular test products for organ transplants, cystic fibrosis, HIV drug resistance and Fragile X syndrome.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Following the completion of the transaction, Celera, including BHL, is expected to be operated as an independent business unit within Quest Diagnostics. I am really pleased that Celera’s CEO Kathy Ordonez and key members of her team will join Quest Diagnostics.

Now Kathy will discuss why this is good for Celera shareholders. Kathy?

Kathy Ordonez - Celera Corporation - CEO

Thank you, Surya. We are very pleased to have reached an agreement through which Celera will become part of the world’s most respected diagnostic testing company.

As many of you know, Celera’s ability to discover and validate new biomarkers has exceeded our capacity to commercialize them. Combining Celera’s expertise in genetics with Quest Diagnostics’ medical leadership, market access and scale, is expected to speed the realization of our vision to personalize medicine.

Our Berkeley HeartLab business will also benefit from access to Quest Diagnostics’ distribution capabilities, including its patient service centers. We believe this is a compelling transaction that accelerates the delivery of value to our shareholders. I am personally very pleased and excited about the future of our company following the closing of the transaction announced today. Surya?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Thank you, Kathy. Celera generated revenues of $128 million in 2010 and is expected to add just over 1% to Quest Diagnostics’ 2011 revenue growth, assuming a close at the end of April. The acquisition is expected to have an immaterial impact on earnings per share in 2011, before anticipated charges related to the transaction.

In summary, the Celera acquisition is distinguished by several key attributes. We will gain immediate access to Celera’s discovery capability, along with an impressive range of proprietary tests and products, and a strong pipeline of biomarkers for the future.

We will build on a clear leadership position in cardiovascular testing and Celera brings targeted diagnostics that will further enable us to help physicians personalize treatment decisions based on the individual needs of each patient. We are excited to add Celera to the Quest Diagnostics family, adding important capabilities that we can build on to ensure sustainable profitable growth.

With that, I’d like to now open up the lines to any questions you may have. Operator?

Q U E S T I O N A N D A N S W E R

Operator

(Operator Instructions) Bill Quirk, Piper Jaffray.

Bill Quirk - Piper Jaffray - Analyst

Thanks, good morning, everybody. A quick question on the tax assets. Bob, I don’t know – I’m not sure if you are online or not, or Surya, but can you just talk about the $117 million, how much of that do you expect to see?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, Bill, those are outlined in Celera’s 10-K and their footnote 16. And we expect to realize certainly the majority of that $117 million and it could reach over $100 million and we would expect to realize most of that over the next four years.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Bill Quirk - Piper Jaffray - Analyst

Okay, very good. And then just thinking about how Celera was operating as related to some of the managed care contracts, if memory serves, they were off contract certainly more than Quest is. I was wondering if there is any way to try to maybe normalize that in terms of the annual revenue. I mean does $128 million turn into, I don’t know, $120 million or how should we think about that?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, Bill, to put it in perspective, of the $128 million of Celera’s 2010 revenues, $78 million was through BHL, $40 million was through their products business, $10 million was royalty and milestone payments. So it is the BHL portion that you are really referring to there.

Roughly 50% or so of that is from Medicare and then most of the rest of it is out of network. Over time we expect that more of Celera’s revenues will come in network and actually that will be making many of their services available to a much broader patient population which we are very excited about. I know they are as well and without being specific on the impact, we factored in any anticipated reimbursement change into our thinking here.

Bill Quirk - Piper Jaffray - Analyst

Got it. And then just last question for me and I will jump back into the queue, is given the restatement from the Celera side, Bob, I assume it goes without saying that you guys scrubbed these numbers pretty hard and obviously have a pretty high level of confidence in them?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, Bill. Certainly we have reviewed Celera’s 10-K before it was filed. We fully analyzed the restatements that are there and without getting into too much detail about them there is really two elements to it. One is a misapplication of something labeled ASC 954 which really guides the reporting for revenue and bad debt to healthcare entities and that resulted in a P&L reclassification, no net P&L change.

And then the other element of the restatement really had to do with the reallocation of a $20 million bad debt charge that they recorded in Q2 of 2009 which was pushed back to earlier periods. Some of it to Q1 ‘09 and most of the balance back to 2008.

The restatements had no impact to the cash flows from operations in the periods that were affected. Importantly, no impact to 2010 income and cash flows and certainly no impact to our view of the earnings and cash flows the Company will generate going forward.

Bill Quirk - Piper Jaffray - Analyst

Understood. Thank you very much.

Operator

Tom Gallucci, Lazard Capital Markets.

Tom Gallucci - Lazard Capital Markets - Analyst

Good morning. Thanks. Just curious sort of how are you looking at this deal, Surya and Bob, from a revenue growth standpoint or a cost synergies sort of standpoint and as you see it evolve and more positively impact your income statement over time? Where is really, I guess, the juice in the deal for you all?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Tom, first of all, this is a very important acquisition and it is in line with our strategy that we are going to invest in genetic and esoteric testing and build up compelling business in cancer, cardiovascular disease, infectious disease and neurology. So it is all about growth.

So I look forward to having this Company’s – and have this specialized sales force focusing on appropriate call points but also use our larger sales force to reach broader customers. So I am looking at this as a growth synergy.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

And, Tom, certainly that is the principal and compelling reason for doing this transaction but there obviously are some cost synergies. To be clear, they are not coming from closing any facilities as you heard from Surya. Celera and BHL will continue to operate as separate businesses within Quest, but we do believe there are some opportunities to improve the operating efficiency of the lab, to leverage our purchasing contracts, to improve their bad debt and their billing operations and certainly to eliminate the cost of being a public company.

Tom Gallucci - Lazard Capital Markets - Analyst

And I think you mentioned in your prepared remarks leveraging patient service centers. Is there any sort of logistics outside the lab that you’re going to be able to obviously lever?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

At the moment the Berkeley HeartLab, the doctors are drawing blood and the patients are not able to go to any patient service center because they don’t have them – and this is a great opportunity. Now we have the distribution network, logistics and PSC and it is really going to help BHL to expand rapidly.

Tom Gallucci - Lazard Capital Markets - Analyst

And maybe just excuse my ignorance I don’t cover Celera but could you just sort of address the general trend top line that has been down over the last year?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Kathy, would you like to speak to that?

Kathy Ordonez - Celera Corporation - CEO

Sure. The revenues declined between 2009 and 2010. We lost some – a segment of business in the Southeast but then we have had a very nice progression in revenue growth throughout 2010.

Tom Gallucci - Lazard Capital Markets - Analyst

So how do you sort of view your underlying growth I guess ex that loss?

Kathy Ordonez - Celera Corporation - CEO

Well, a very important index is sample growth and there we have seen nice growth and as you probably saw we published our fourth quarter results with a very strong growth as well.

Tom Gallucci - Lazard Capital Markets - Analyst

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

And the Q4 would be similar to what you would expect over the long run? Is that just sort of a good run rate or –?

Kathy Ordonez - Celera Corporation - CEO

Well, there is a lot of seasonality in our business and we are not making any specific projections for the future at this time. The important thing for us is to think about how we can work together with Quest, get access to those patient service centers, and grow the business as much as possible for the future.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

And, Tom, as you heard earlier, certainly the objective here is to accelerate Celera’s revenue growth as well as accelerate Quest’s growth as a result of access to their biomarkers and their pipeline.

Tom Gallucci - Lazard Capital Markets - Analyst

Sure, of course. I just was curious sort of where the base was that we were starting from. Thanks a lot.

Operator

Adam Feinstein, Barclays Capital.

Adam Feinstein - Barclays Capital - Analyst

Yes, hello. Can you hear me?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, Adam. We can.

Adam Feinstein - Barclays Capital - Analyst

I just wanted to ask – I guess just trying to figure out about the profitability that this business can ultimately generate. Obviously right now it is not profitable but you talk about the revenue growth opportunity. But when you guys think about this business and the potential for accretion for future periods, what kind of margins are you guys thinking about and just help us better understand what a longer-term margin profile of this business could be?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Adam, certainly without getting specifics around the elements of our business which we don’t do generally, we are expecting that this business will contribute margins which will be essentially accretive to the margins that we have today over time. As we said we expect the impact to earnings per share on a GAAP basis to really be immaterial this year as well as next but then certainly improving beyond that.

Adam Feinstein - Barclays Capital - Analyst

Okay. And just – I guess just not having covered this company in the past I was just looking through the financials very briefly this morning and the G&A just seemed very high as a percentage of total revenues. So maybe just – you talked a little bit about that with the earlier question but just wanted to see is there stuff that is included in there that you guys would include in different line items? I’m just trying to better understand the G&A costs.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, and Kathy, you can add to this but certainly much of their cost of being a public company is in there which are substantial regardless of how big a company you are. That is one of the things obviously that we will be able to tackle very early on. The cost of the billing operation and the bad debt is impacting that as well and I think it is also a line that they have been doing some work on to try and manage those costs down.

Kathy Ordonez - Celera Corporation - CEO

That is correct, Bob. We have made progress in that regard.

Adam Feinstein - Barclays Capital - Analyst

Great, thank you very much.

Operator

Ashim Anand, Natixis.

Ashim Anand - Natixis Bleichroeder - Analyst

Congrats on the deal both for Quest and Celera. Most of my questions are more strategic. First of all, if you guys can address the fact that m2000, which is a leading molecular diagnostic platform and Quest is a customer for that. Now having acquired Celera how does the dynamic change? If you can comment on – would you guys look m2000 more favorably or you guys would – it will be a really big hurdle for you to go for any other molecular platform in future?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Ashim, you are ahead of me actually. First of all, you know we are going to operate Celera and BHL independently and our relationship with Abbott stays and as you know, that this transaction is really, really very important for us and very strategic for us because we have a lot of capability of product development but we didn’t have any capability on discovery. And we wanted to really get involved in creating product pipelines so that we can build this compelling business and the disease states. Now as far as using some particular platform, you know I don’t think we are really bound to a particular platform. It’s based on what is available, what is best for the patient, what is best for the Company.

Ashim Anand - Natixis Bleichroeder - Analyst

Okay. In terms of – part of the reason you guys acquiring Celera – a lot of pharmaceutical companies have deals with Celera for the same reason and what comes to my mind is Merck and Ipsen and a couple of drugs that these guys are developing. Having – you guys acquired them, does any of those agreements change or do you guys have that you can, from top of your head, any agreements similar to those agreements with Ipsen and Merck?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Nothing changes. You know, the most important thing is that Celera has done a tremendous job as far as creating new discovery and a product pipeline. And our goal that they can see their (technical difficulty) through Quest Diagnostics’ distribution and development capability and we have not changed any of that relationship with the pharma companies nor do we intend to do.

In fact we will probably have better leverage with our clinical trials business by using some of the biomarkers and some of the things that Celera has in our clinical trials business.

Ashim Anand - Natixis Bleichroeder - Analyst

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Okay. And then in terms of pipeline, Celera obviously has one of the most interesting pipelines. Now, you guys have a very strong pipeline also. Would you guys kind of sit down and sort of change the priorities over there or you guys will do it separately and keep on pushing your pipeline on an individual basis?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

No, of course not. You know, one of the other exciting things for me is to have Kathy Ordonez and her team on our senior management and leverage her extensive background in molecular diagnostics. And, you know, we have told three or four years ago that we are going to invest heavily in anatomic pathology, genetics and esoteric testing to build up compelling business in cancer, cardiovascular disease, infectious disease and neurological disorders.

That is what we are doing and Kathy and her team is going to help us tremendously to have a pipeline and, as you know, it is all about differentiation and what we are doing is transforming the Company from a simple lab company to be a powerhouse of diagnostics.

Ashim Anand - Natixis Bleichroeder - Analyst

Okay. And in terms of cardiovascular tests, Celera has four proprietary genetic tests. If you remember from top of your head what new test – what other tests – or in terms of combined offering in terms of cardiovascular tests you guys might be able to offer – make it 10, it’s 7, anything on that?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Ashim, I am going to ask Kathy to give you a little bit of background about some of the tests which are having traction now and what she is thinking. Kathy?

Kathy Ordonez - Celera Corporation - CEO

Sure, Surya. We offer advanced lipid testing through Berkeley HeartLab, complemented by our proprietary genetic test. This includes a test for KIF6, which identifies people at risk for heart disease that is mitigated by taking a statin.

We also have a test called LPA that also identifies people at risk for heart attack and stroke that is ameliorated by taking aspirin and we have another test that is based on technology that we in-licensed called 9p21 that also identifies people at risk for heart attack.

Further in the pipeline we have tests in development that will identify people at risk for stroke and also for deep vein thrombosis. And then we have an additional statin benefit test in the works.

In addition to those cardiovascular tests, Celera has worked for some time in other areas and we have worked progressing as well on a test that identifies a woman’s risk for metastasis in breast cancer and we have very promising results in the diagnosis of lung cancer.

Ashim Anand - Natixis Bleichroeder - Analyst

Thanks. Final question, Kathy, actually probably I won’t be able to ask this next time is if you can give out the volume for KIF6 which you have always –and I have always asked that.

Kathy Ordonez - Celera Corporation - CEO

We will not be reporting that as part of Quest. You can follow the trends in our historical press releases and get a sense from that.

Ashim Anand - Natixis Bleichroeder - Analyst

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Thank you, guys.

Operator

Kevin Ellich, Collins Stewart.

Kevin Ellich - Collins Stewart - Analyst

Good morning, thanks for taking my questions. Most of my questions have been answered but, Bob, I was wondering if maybe you could provide us some of the mechanics of the deal? Is there a break-up provision? Can you talk a little bit about the financing? What do you think the cost of capital will be? And then lastly what gives you confidence in the ability to close the deal by the end of April? Do you think that is on point or do you think that is a little aggressive?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Kevin, first with respect to the elements of the transaction itself that will be outlined in the tender offer, so I refer you to that. And in terms of timing, we feel as though it is very reasonable that we will be able to achieve something in the early part – in the April timeframe.

With respect to financing, as you know we talked about this when we talked about the Athena deal. We have sufficient cash and available credit facilities to complete that transaction that was announced earlier. We have bridge financing available for this transaction and we are currently evaluating the various alternatives that we have to put permanent financing in place for both transactions.

And we may end up pre-funding both of those transactions and I think the cost is going to be a function of obviously the different tranches that we have got. You would expect that we will probably spread out the maturities somewhat here. So we are still in the process of finalizing that.

Kevin Ellich - Collins Stewart - Analyst

Got it. And then I guess the other question I had is how long have you guys been thinking about Celera? Is this something that just popped up recently or is this something you have been contemplating for a while?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Well, you know, nothing pops up just quickly. We have stated our strategy almost four years ago when we said we were going to invest in AP and genetic and esoteric testing. So good assets take a long time and so we have been thinking about who are the right companies and right assets so we can grow together.

Kevin Ellich - Collins Stewart - Analyst

Understood. Okay, thank you.

Operator

Anthony Vendetti, Maxim Group.

Anthony Vendetti - Maxim Group - Analyst

Thanks. I just wanted to find out if you are – currently if Celera is also selling tests through LabCorp. And then obviously right now, and I know there is cost that can be taken out, Bob, but when – is there a time period exactly when, or approximately when, you think you will be able to get to profitability? What is that turn point sort of and if there is any kind of milestones to get there? And then also is there any overlap with Athena in terms of the tests that Celera offers?

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Well, let me hit a few of these and I am not sure if Celera has disclosed what sort of relationship, if any, they have got with LabCorp. I know some of it is disclosed publicly. I don’t know if there are dollars attached to it. So I won’t get into that at this point.

In terms of the timing of the synergies and the like, as I said, certain of the – I will call them cost synergies related to public company costs and the like come out pretty quickly. I think there are some opportunities to get at some of the other cost synergies as well, but the real opportunity here are the revenue synergies and we are going to be organized around realizing those as quickly as we can.

As we said, we expect that the transaction will be immaterial to our GAAP EPS both this year and next and improve from there. So that should give you some sense as to kind of the pace at which we expect to see the improvement in the performance there.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

And as far as Athena is concerned, there is no overlap. Athena’s platform is neurological testing; actually some of the pipeline and the biomarkers which Celera is doing will help, but you can visualize actually we got Berkeley HeartLab concentrating on cardiac and we have got Athena Diagnostic concentrating on neurological disorders.

Anthony Vendetti - Maxim Group - Analyst

Okay. And lastly just in terms of the pipeline of acquisitions, is it safe to assume, Surya, that this is just one or it is not one and done, right? This is one and you continue to evaluate other opportunities and you have the, obviously, financial wherewithal to do additional acquisitions, correct?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Okay, I am just going to make a comment and then Bob can – first of all, the current focus is to make sure that we have Celera and Athena and work with them and pay down some of the debt. But, you know, you cannot rule out any potential acquisitions, and as I have always said that if there is a strategic acquisition, it makes sense for us to maintain our leadership and create value for our shareholder; we are always going to go after that. Bob?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

And just really to reinforce what Surya said, we shouldn’t rule out any further acquisitions, but you should also expect that we are going to be paying down some debt throughout the rest of the year.

Anthony Vendetti - Maxim Group - Analyst

Okay, great. Thanks, guys.

Operator

Kemp Dolliver, Avondale Partners.

Kemp Dolliver - Avondale Partners - Analyst

Great, thanks. My question relates to the commentary regarding the limits on the ability to commercialize the R&D and intellectual property. Could you talk about the biggest example of that in terms of a product or technology that should have broader acceptance in the marketplace and what the one or two most significant hurdles have been to achieving that goal?

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Kathy?

Kathy Ordonez - Celera Corporation - CEO

Sure, Surya. The issue for us is physician reach. We currently have approximately 43 sales reps scattered across the country and as you can imagine we can only access the large cities. And our penetration, we estimate, of the opportunity in the secondary prevention market for cardiovascular disease has only been penetrated approximately 3% by our commercial activities.

So again, access to those very vital patient service centers where we can get the phlebotomy performed and also get the message out about the new tests I described earlier to more physicians will be critical to accelerating our growth.

Kemp Dolliver - Avondale Partners - Analyst

That’s very helpful. Thank you. And the second question is for Bob. About half the purchase price is essentially the cash you are buying from this part of Celera’s business, just any thoughts with regard to the intangibles and intangibles amortization in this case?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes again, Kemp, we still need to finalize that but you should expect that it is probably in the range of 25% to 30% or so of the gross purchase price that we have got here that we are talking about. But, yes, that is still subject to finalization.

Kemp Dolliver - Avondale Partners - Analyst

Right, okay. Thanks very much.

Operator

Amanda Murphy, William Blair.

Amanda Murphy - William Blair & Company - Analyst

Thanks, good morning, and I missed a couple of the first ones. I apologize if this is repeating, but just a couple on the reimbursement side. I guess first, maybe Surya, you could talk just broadly about the AMA what they are doing with the molecular pathology codes and then just specifically as it relates to Celera’s menu, are those tests mostly on the clinical lab schedule or how do you expect the AMA’s initiative to affect Celera?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

I am going to give it to Mr. Hagemann; he is expert in this.

Amanda Murphy - William Blair & Company - Analyst

Fair enough.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Amanda, Celera does have a handful of genetic tests which use procedural codes which are referred to as stacked codes. There is only two of them, I believe, which are on the initial list published by the AMA and the changes that are contemplated by CMS are really designed to increase the visibility into what is being billed for.

Reimbursement for the new codes is not yet established and frankly those that are billing for more mutations than are necessary or are clinically appropriate to achieve an accurate diagnosis are the ones most likely to see reimbursement reductions. We have considered this for Celera and do not see this as a significant risk to their existing tests.

Amanda Murphy - William Blair & Company - Analyst

Okay, great. And then I guess a question for Kathy. You know, given that the Berkeley HeartLab has a significant portion of Medicare exposure, I am just curious can you speak to your experience negotiating with Medicare for reimbursement just given the proprietary nature of the test?

Kathy Ordonez - Celera Corporation - CEO

Most of our tests are being well reimbursed by Medicare. I think Bob referenced earlier that about half of our samples come from Medicare but, of course, you would expect that because we are treating cardiovascular disease which largely affects an older population.

Amanda Murphy - William Blair & Company - Analyst

Okay, and then I guess just switching topics to IP for a minute, Surya or Bob or whoever, could you just talk I guess just at a high-level if you look at your whole test menu now that you have got Athena and Celera, what percentage or maybe just – I don’t know, not specific numbers but generally what percentage is at proprietary at this point? It seems like you have been adding a good bit of patent protection.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

That’s right. You know as we said a couple of years ago that it is all about differentiation and it is all about creating some kind of protection either through know-how or through patents or some exclusive or semi-exclusive relationship with licensing.

So in Athena we told you that 70% of the revenue were protected by patents and in Celera it is almost 65% protected by patents and know-how. And as you see when you put the Quest Diagnostics we had 36% of our revenue was gene-based esoteric and AP and now Athena and Celera is going to increase it. But most important thing is that when I add all the patents we have probably, including Quest Diagnostics, we are talking about almost 500 patents plus.

So all these things are going to help us creating a very strong pipeline for proprietary products and give us the differentiation we have been working towards. So I am very excited about getting intellectual property.

Amanda Murphy - William Blair & Company - Analyst

I guess this last one on the IP front; Celera had Relationships with Life in terms of IP. Is that right? And how are those going to be structured under the new –?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Kathy, do you want to answer that?

Kathy Ordonez - Celera Corporation - CEO

Sure. We would expect to continue to enjoy access to the relevant Life technology that we have today as we become part of Quest in the future.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Amanda Murphy - William Blair & Company - Analyst

Okay, great. Thanks very much.

Operator

Ricky Goldwasser, Morgan Stanley.

Ricky Goldwasser - Morgan Stanley - Analyst

Thank you, good morning. So obviously you mentioned that Celera is going to operate as a standalone business but you do have some of your own specialty and high-end facilities in the West Coast. Are you contemplating folding in those facilities into the Celera business and what would be kind of like the synergies there?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

No, Ricky, we are not trying to fold in – remember, what we are trying to do is to invest a little bit more in R&D so that we can get new tests in the product pipeline and get involved at the earliest phase in the personalized medicine or targeted therapy. So we are slowly changing the way we will bring the products to the market.

So we have Nichols Institute. They are very good in bringing tests but we did not have the discovery of the pipeline, biomarker pipeline, which Celera had. So with Kathy Ordonez joining our group, we need to really – we needed to understand actually how to leverage, whether it is Athena, whether it is Nichols or whether it is Celera. So we are looking for creating a very integrated plan for product development and I have no intention of folding any R&D with anybody else.

Now obviously there are some overlaps. Obviously we have some cardiovascular who are going on but when we do the integration plan we will figure out how to do.

Ricky Goldwasser - Morgan Stanley - Analyst

Okay, thank you.

Operator

Bill Bonello, RBC.

Bill Bonello - RBC Capital Markets - Analyst

Great, can you guys hear me? I was muted.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Yes, we can, Bill.

Bill Bonello - RBC Capital Markets - Analyst

Good. Okay, I have – my questions are mostly follow-ups to clarifications to things you talked about earlier and then a couple new topics. But first of all, just going back to the out-of-network because to me that seems like one of the primary pressures here potentially on revenue.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

I am a little confused, Bob, by your answer and I want to make sure I heard you correctly that of the 50% of the BHL revenue that is not Medicare I thought you said most of that was out-of-network and that is just a little confusing to me given sort of the commentary on the calls over the last year or so from Celera that slowly revenue has been coming in network. So I don’t know if I misunderstood you or if you can give more precise clarification there.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Well, you did not misunderstand me. You heard me correctly and I will ask Kathy to maybe clarify on the comments she made about more of it moving into network over time.

Kathy Ordonez - Celera Corporation - CEO

Sure. About 50% of our business is Medicare as we have said and then another 10% approximately is under contract. We are under contract with UnitedHealthcare and Aetna, two large payers and one aspect of Blue Cross and a number of smaller payers. And we have increased that over time and have spoken about continuing to gradually increase moving our business under contract.

Bill Bonello - RBC Capital Markets - Analyst

Okay. And Bob, on UnitedHealthcare, is it too early to know whether you are going to be able to retain that business or is that business we would have to think of as at-risk?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Bill, I think it is way too early to tell what is going to happen with that. As you will recall, when we acquired AmeriPath they were on contract with UHC and they remain on contract with UHC.

Bill Bonello - RBC Capital Markets - Analyst

Okay, great. And then in terms of – this is a question for both Kathy and Surya, in terms of KIF6 trends, I am wondering, Kathy, if you can tell us what you are seeing lately in terms of demand for KIF6? Has that growth slowed at all in light of some of the latest studies that have come out? And then Surya, whether you could comment on whether this is a test specifically that – sometimes there is tests you don’t offer that doctors are sort of telling you they wish you had; does this fall into that category?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Okay, I can tell you that first but if people have told us that I wish you had KIF6 but you know like any science discovery, Bill, there are always some papers and as we do more and more tests, people realize there are some positive some negative, but Kathy is going to add more, but what is really interesting for me is that although some paper came out but still the KIF6 –people are ordering KIF6 to know whether their statin is working or not.

But I am sure once we know one particular product there are other products in (inaudible) so Kathy why don’t you tell Bill what you see at KIF6 now?

Kathy Ordonez - Celera Corporation - CEO

Sure. We have not seen material adverse impact on our KIF6 volume as a result of publications looking at the risk aspect of that marker in, frankly, a different patient population than that in which we discovered and validated it.

Bill Bonello - RBC Capital Markets - Analyst

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

And Kathy, would you say it is continuing to grow at the same rate that it had been or not in percentage but sort of in – are you sort of increasing tests in absolute amount sort of at the rate you had been?

Kathy Ordonez - Celera Corporation - CEO

I think the important dynamic, because as we have talked about, the penetration of usage of KIF6 among physicians who are ordering testing on new patients has been quite high. The real growth driver for KIF6 and, frankly, our other genetic tests is sample volume, and that is what is critical now.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

And Bill, this is Bob. I would comment that, yes, we looked specifically at each of the tests that Celera is selling, each of the tests that are in the pipeline, and developed views on how we thought each of them would grow and we feel very comfortable that we have conservatively modeled KIF6 at this point.

Bill Bonello - RBC Capital Markets - Analyst

Okay, that is great. And then just the other obviously sort of big volume test, I guess the biggest volume test is, if you could just comment at all sort of on the state of the lipid particle size testing. Is that a test, for both of you guys, is that a test that is growing? Is that something there is continued interest in? Is it something that has sort of peaked in level of interest? How do we think about that?

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Kathy, you want to talk about (inaudible) what you see?

Kathy Ordonez - Celera Corporation - CEO

Sure. The important thing about our advanced lipid testing is that it gives a dynamic read on a patient’s progress in terms of reducing their risk for cardiovascular disease. And the nice thing about that, at least from a commercial perspective, is that it is a repeat test. So often patients who undergo treatment regimens to mitigate their risk for cardiovascular disease will have follow-up testing with the lipid testing to see if their profile has improved.

And the utilization of this testing is growing and more and more physicians in the cardiovascular space are beginning to recognize the importance of preventative cardiology as opposed to more interventional cardiology. And this is one of the key tools these physicians can use.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

And Bill, no, we don’t break down any specific test, but sub particle is an important aspect but there are some other tests like, as you know, we introduced Plavix and Celera has a test for Plavix and for warfarin sensitivity and also for like 9p21 for myocardial infarction so we will be able to go to cardiologist and group internist and give them a battery of tests through the specialized sales force to really take care of the cardiac patients.

The fact that Celera also has some patient educators so we are approaching rather than just a unit cost and unit test talking about, okay, here is a solution; here are a number of tests and how we can really help the patient. So that is our goal here to create a center of excellence in cardiovascular testing.

Bill Bonello - RBC Capital Markets - Analyst

Okay. And then just two more questions. I appreciate your patience. In terms of FDA regulation of lab-developed tests, have you ever had a situation before where you have purchased a lab where a lot of the revenue is generated from lab-developed tests and is it just a smooth transition because you are now the owner, it is as it is or does the actual purchase sort of serve as a red flag drawing attention to the regulation of this test?

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Well, you know we do a lot of genetic testing; a lot of our tests are laboratory-developed tests. As you know, Nichols is ISO certified and we have an internal capability also for CE Mark with focused diagnostics. So we follow the guidelines and we are working with the agency if there is some test that needs to be put under FDA testing like (inaudible) and other stuff we will do that.

So I am not very worried about how do we work with laboratory-developed tests plus the fact we had some capability of producing IVD and now with Celera we will have more capability. So in future if the lab developed – LDT can be IVD case we have that capability now. We just expanded it with Celera.

Bill Bonello - RBC Capital Markets - Analyst

Okay. And then the final question, just back on the code stacking, just is it safe to say that most of the Berkeley HeartLab revenue is generated from whatever you want to call them but from stacked codes.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Kathy, do you want to comment on procedure codes?

Kathy Ordonez - Celera Corporation - CEO

Sure. Our genetic tests are billed based on stacked codes and I think as was mentioned earlier, based on the new methodology that is being considered and of course it is a draft methodology at this point, two of the key tests –actually the two highest value on a per test basis test, ApoE and 2C19, or Plavix, are on the list. And it would be our intention to try to also get our other proprietary tests like KIF6, LPA and 9p21 on the list. They do comprise – I can’t tell you exactly how much – but an important portion of the business at Berkeley.

Bill Bonello - RBC Capital Markets - Analyst

Okay.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

And Bill, to the earlier comments that I made as well, you know if these are clinically appropriate and necessary tests for diagnosis, we believe that they will ultimately be recognized for that value and at this point we are not expecting there to be a material impact.

Bill Bonello - RBC Capital Markets - Analyst

Sure. And I was honestly thinking less about price pressure, Bob, than I was about sort of what happens if you don’t get a code for something like KIF6 because it is my understanding after 2013 that you won’t be able to use the stacked codes anymore so it sort of seems like it is essential that you do the code there.

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Right. And certainly if these are important tests in the medical community, which we believe they are, we fully expect them to receive codes.

Bill Bonello - RBC Capital Markets - Analyst

Right, thanks. Well I took way too much time. I really appreciate it. Thank you.

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Operator

Robert Willoughby, Bank of America.

Robert Willoughby - BofA Merrill Lynch - Analyst

Hey, Surya or Bob, it is a beautiful day out but not exactly consistent with what we have seen this quarter. Do you guys have any understanding or update as to the impact of weather on the consolidated companies results as yet in the first quarter?

Bob Hagemann - Quest Diagnostics Incorporated - SVP, CFO

Bob, we are not going to be commenting on that today. We will obviously – when we report our first quarter results quantify for you the impact of weather in the first quarter.

Robert Willoughby - BofA Merrill Lynch - Analyst

Thank you.

Operator

Anthony Vendetti, Maxim Group.

Anthony Vendetti - Maxim Group - Analyst

Just a quick follow-up. With over 500-plus patents now between – in your entire portfolio, are you looking into licensing any of these patents internationally as you try to build your international business? And is this a strategy in terms of your international expansion? Thanks.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Well first of all, it is a strategy for growing our business both in the US and international. And having a very strong patent portfolio, you know, we can make money or save money and the most important thing for us at the moment is to have these patents and develop proprietary products and go through the pipeline and serve the four businesses I talked about; cancer, cardiovascular disease, infectious disease and neurological disorders.

So now I am very excited about having the intellectual property and also in-house capability to really build these businesses. But we will always also license patents from outside also and if there is out-license required we will also consider that.

Anthony Vendetti - Maxim Group - Analyst

Okay, perfect. Thanks.

Operator

We have no further questions.

Kathleen Valentine - Quest Diagnostics Incorporated - Director, IR

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Final Transcript
Mar 18, 2011 / 12:30PM GMT, DGX - Quest Diagnostics Inc Conference Call to Discuss Celera Acquisition

Okay, thank you. Well on behalf of Quest Diagnostics and Celera we thank you for joining our call today and enjoy the rest of your day. Thank you.

Surya Mohapatra - Quest Diagnostics Incorporated - Chairman, CEO

Thank you.

Operator

Thank you.

This presentation is provided for information purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Celera Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”). The stockholders of Celera Corporation are advised to read these documents and any other documents related to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. Celera Corporation’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or from the Director of Investor Relations, Quest Diagnostics Incorporated, 3 Giralda Farms, Madison, New Jersey (telephone 973-520-2700; fax 973-520-2880).

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